UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XUEDA EDUCATION GROUP

(Name of Issuer)

Shares, par value US$1.00 per share

(Title of Class of Securities)

98418W1091

(CUSIP Number)

Xiamen Insight Investment Co., Ltd.

8th Floor, Tower 2

Gubei International Fortune Center

1438 Hongqiao Road, Shanghai

Attention: Wang Yin

Telephone: +86-138-1851-3740

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018, USA

Attention: Charles C. Comey, Esq.

Telephone: (650) 813-5723

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the American Depositary Shares issued in respect of the Ordinary Shares. Each American Depositary Share represents two Ordinary Shares.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Xiamen Insight Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Shenzhen Yelinwan Investment Planning Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON New Insight Holdings Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Chunrong Liao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Tsinghua Unigroup Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Beijing Unis Communications Technology Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

CUSIP No.  98418W109

1	NAME OF REPORTING PERSON Weiguo Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1 share[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 share[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 1 share of the Issuer outstanding as of the date hereof.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed jointly on behalf of Xiamen Insight Investment Co., Ltd. (“Insight”), Shenzhen Yelinwan Investment Planning Co., Ltd. (“Yelinwan”), New Insight Holdings Group Co., Ltd. (“Holdings”), Mr. Chunrong Liao (“Mr. Liao”), Tsinghua Unigroup Co., Ltd. (“TU”), Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. (“TU Zhuoyuan”), Beijing Unis Communications Technology Group Ltd. (“TU Communications”), and Mr. Weiguo Zhao (“Mr. Zhao”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2015 (the “Schedule 13D”) on behalf of Insight, Yelinwan, Holdings, and Mr. Liao, as previously amended by Amendment No. 1 filed on January 29, 2016 wherein TU, TU Zhuoyuan, TU Communications, and Mr. Zhao made their initial statements on Schedule 13D with respect to this Issuer. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 16, 2015, at 10:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Issuer was held at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger.

On January 18, 2016, Insight notified the Issuer in writing to extend the Termination Date (as defined in the Merger Agreement) from January 26, 2016 to July 24, 2016. The Termination Date was extended since certain PRC regulatory filings or approvals that were required before the transactions contemplated under (a) the termination agreement, dated as of July 26, 2015, among the Issuer, Xuecheng Century (Beijing) Information Technology Co., Ltd., an indirect wholly-owned subsidiary of the Issuer organized as a wholly foreign owned enterprise under PRC laws, Beijing Xueda Information Technology Co., Ltd., the Issuer’s consolidated variable interest entity (the “VIE”), Insight and the then current shareholders of the VIE, and (b) the equity transfer agreements under which the current shareholders of the VIE would transfer all of the equity interests of the VIE to Insight, could be consummated in accordance with their respective terms had not yet been completed or obtained, respectively.

On June 3, 2016, the Issuer filed and registered the plan of merger in connection with the Merger with the Cayman Islands Registrar of Companies pursuant to which the Merger became effective on June 3, 2016. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Insight, with 1 share outstanding.

At the effective time of the Merger, each ordinary share, par value $0.0001 per share (each, a “Share” and collectively, the “Shares”), other than (a) Shares beneficially owned by the Issuer or its subsidiaries, (b) any Shares, including Shares held by Citibank, N.A., in its capacity as ADS (“American Depositary Share”) depositary (the “ADS depositary”) in respect of ADSs, reserved (but not yet allocated) by the Issuer for issuance by the Issuer upon exercise by the holders of any option or the exercise by the holders of any restricted share unit to receive Shares, or the conversion by the holders of any restricted share unit to Shares, and (c) Shares (“Dissenting Shares”), if any, owned by holders who have validly exercised and not effectively withdrawn or lost their right to dissent from the merger pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Companies Law”) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled and ceased to exist in exchange for the right to receive $2.75 in cash per Share without interest payable in accordance with the procedures set forth in the merger agreement. As each ADS represents two Shares, at the effective time of the merger, each ADS issued and outstanding immediately prior to the effective time of the merger, other than ADSs representing Excluded Shares, represented the right to receive $5.50 in cash per ADS without interest net of any applicable withholding taxes (less a cancellation fee of $0.05 per ADS pursuant to the terms of the deposit agreement, dated as of November 5, 2010, by and among the Issuer, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder (the “ADS deposit agreement”)). The Excluded Shares (other than Dissenting Shares) were cancelled for no consideration. Dissenting Shares were cancelled and each holder thereof was entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of the Cayman Companies Law.

In addition, at the effective time of the merger, the Issuer terminated its 2009 Share Incentive Plan and any relevant award agreements with respect thereto, and each option, restricted share unit and restricted share granted under the 2009 Share Incentive Plan that was then outstanding, whether or not vested, and whether or not exercisable or convertible for Shares, as applicable, was cancelled. Each option holder is entitled, in consideration for such cancellation, to be paid promptly and no later than five business days after the effective time of the merger, a cash amount equal to (i) the excess, if any, of $2.75 over the exercise price of each option then held by such holder, multiplied by (ii) the number of Shares underlying such option, provided that if the exercise price of such option was equal to or greater than $2.75, such option was cancelled without payment of any consideration. Each holder of the Company’s restricted share units and/or restricted shares that are cancelled at the effective time of the merger, in consideration for such cancellation, is entitled to be paid by the Company, as soon as reasonably practicable following the effective time of the merger, a cash amount equal to (A) $2.75, multiplied by (B) the number of Shares underlying such restricted stock units or restricted shares, as applicable.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”), and the Issuer will cease to be a publicly traded company. The Issuer has requested the NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Issuer and the Ordinary Shares underlying them will become effective and the reporting obligations of the Issuer under the Securities Exchange Act of 1934 will be terminated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a-b) As a result of the merger, all of the Ordinary Shares which Insight may have previously been deemed to beneficially own and have the shared voting power to vote or to direct the vote of (but no power to dispose of or to direct the disposition of) by reason of the support agreement among the Founders and Insight (the “Support Agreement”) were cancelled in exchange for the right to receive $2.75 in cash per Ordinary Share.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 1 share of the Company, comprising 1 share of the Company directly held by Parent, which share represents 100% of the outstanding shares of the Company.

(c) Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) – (e) Not applicable.

Signatures to Schedule 13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated June 3, 2016

Xiamen Insight Investment Co., Ltd.

By:	/s/ JI Hao
Name: JI Hao
Title: Director

Shenzhen Yelinwan Investment Planning Co., Ltd.

By:	/s/ LIAO Chunrong
Name: LIAO Chunrong
Title: Director

New Insight Holdings Group Co., Ltd.

By:	/s/ LIAO Chunrong
Name: LIAO Chunrong
Title: Director

LIAO Chunrong

By:	/s/ LIAO Chunrong

Tsinghua Unigroup Co., Ltd.

By:	/s/ ZHAO Weiguo
Name: ZHAO Weiguo
Title: Director

Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.

By:	/s/ ZHAO Weiguo
Name: ZHAO Weiguo
Title: Director

Beijing Unis Communications Technology Group Ltd.

By:	/s/ ZHAO Weiguo
Name: ZHAO Weiguo
Title: Director

ZHAO Weiguo

By:	/s/ ZHAO Weiguo

Annex A

Name and Business Address	Present Principal Occupation	Citizenship

Xiamen Insight Investment Co., Ltd.

JI, Hao 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director and Chief Executive Officer	People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	Macau; People’s Republic of China

JIN, Xin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	People’s Republic of China

ZHENG, Bo 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Director	People’s Republic of China

LI, Yuanxu 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

LIU, Lanyu 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

FU, Jijun 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Independent Director	People’s Republic of China

WANG, Yin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Secretary of the Board	People’s Republic of China

DIAO, Yuexia 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Deputy General Manager	People’s Republic of China

WANG, Ye 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Xiamen Insight Investment Co., Ltd. Chief Financial Officer	People’s Republic of China

Name and Business Address	Present Principal Occupation	Citizenship

Shenzhen Yelinwan Investment Planning Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	Macau; People’s Republic of China

TANG, Lili 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	Shenzhen Yelinwan Investment Planning Co., Ltd. Director	People’s Republic of China

New Insight Holdings Group Co., Ltd.

LI, Huaqin 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China

LIAO, Chunrong 8th Floor, No. 1438, Hongqiao Road, Shanghai, PRC	New Insight Holdings Group Co., Ltd. Director	Macau; People’s Republic of China

Tsinghua Unigroup Co., Ltd.

ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Chairman	People’s Republic of China

LI, Zhongxiang 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Vice Chairman	People’s Republic of China

LI, Yanhe 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Vice Chairman	People’s Republic of China

Name and Business Address	Present Principal Occupation	Citizenship

ZHAO, Yanlai 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

LI, Yi 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director and General Manager	People’s Republic of China

CAO, Yuangang 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tsinghua Unigroup Co., Ltd. Director	People’s Republic of China

Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd.

ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Chairman and CEO	People’s Republic of China

ZHENG, Bo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Director	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Tibet Ziguang Zhuoyuan Equity Investment Co., Ltd. Director	People’s Republic of China

Beijing Unis Communications Technology Group Ltd.

ZHAO, Weiguo 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Chairman and CEO	People’s Republic of China

ZHANG, Yadong 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Director	People’s Republic of China

Name and Business Address	Present Principal Occupation	Citizenship

REN, Zhijun 10F, Unis Plaza, Tsinghua Science Park, Haidian, Beijing, PRC	Beijing Unis Communications Technology Group Ltd. Director	People’s Republic of China